UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 5 December 2019, London UK - LSE Announcement

PRESS RELEASE

ViiV Healthcare submits New Drug Application to the FDA for fostemsavir, an investigational, first-in-class attachment inhibitor for the treatment of HIV in adults with few treatment options available

London, 5 December 2019 - ViiV Healthcare, the global specialist HIV company majority owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, today completed submission of a New Drug Application (NDA) to the US Food and Drug Administration (FDA) seeking approval of fostemsavir, an investigational, first-in-class attachment inhibitor for the treatment of HIV-1 infection.  Fostemsavir is being developed for use in combination with other antiretroviral agents in heavily treatment-experienced adults with multidrug-resistant HIV-1 infection who are unable to form a suppressive regimen due to resistance, intolerance or safety considerations.

Antiretroviral medicines that can effectively suppress HIV have been instrumental in decreasing disease progression, HIV transmission, and AIDS-related deaths, but because of HIV's ability to constantly change, some individuals can develop viral resistance to antiretroviral medicines, causing their treatment regimens to fail. Challenges with tolerability, safety, and drug-to-drug interactions may further decrease the number of acceptable antiretroviral therapies available to design effective treatment regimens. There remains an unmet need for these individuals who are considered heavily treatment-experienced and who are unable to successfully suppress their HIV.

Deborah Waterhouse, CEO of ViiV Healthcare, said: "Fostemsavir may provide an important treatment option for the group of people living with HIV who, for a variety of reasons, are not able to suppress their virus with other medicines and could be left with few or no treatments available to them. In keeping with our mission of leaving no person with HIV behind, we have overcome many barriers to bring this important new medicine to people living with HIV, including investing in what is a very complex manufacturing process. We look forward to working with the FDA to make fostemsavir available to the people in the US who need it."

This submission is supported by the data from the pivotal phase III BRIGHTE study in heavily treatment-experienced people living with multidrug-resistant HIV. The 96-week results from the BRIGHTE study were most recently presented in July at the 10th International AIDS Society Conference on HIV Science (IAS 2019) in Mexico City.

Kimberly Smith, M.D., Head of Research & Development at ViiV Healthcare, said: "We've made incredible strides in our understanding and treatment of HIV over the past 30 years. However, the complexities of the virus mean that unsuccessful treatment and antiviral resistance are still major concerns for certain people living with HIV. Through our perseverance in research and development, these individuals may soon have an entirely new way to target and treat HIV with fostemsavir, aiding them in their efforts to achieve viral suppression."

Fostemsavir has been granted FDA Fast Track and Breakthrough Therapy Designations. These programmes are intended to facilitate and expedite the development and review of new drugs to address unmet medical need in the treatment of a serious or life-threatening condition. Eligibility for Breakthrough Therapy Designation requires that preliminary clinical evidence indicate that the drug may demonstrate substantial improvement on clinically significant endpoint(s) over available therapies.

ViiV Healthcare plans to submit regulatory applications for fostemsavir to the European Medicines Agency and other global agencies in the coming months.

About BRIGHTE
The efficacy of fostemsavir in heavily treatment-experienced adults with HIV-1 infection is based on 96-week data from the phase III, partially-randomised, international, double-blind, placebo-controlled BRIGHTE study (NCT02362503).

The BRIGHTE trial was conducted in 371 heavily treatment-experienced adults living with HIV-1 infection with multidrug resistance. All trial participants were required to have a viral load ≥400 copies/mL and ≤2 classes of antiretroviral medications remaining at baseline due to resistance, intolerability, contraindication, or other safety concerns. Trial participants were enrolled in either a randomised or nonrandomised cohort defined as follows:
●  Within the randomised cohort (n = 272), participants had 1, but no more than 2, fully active and available antiretroviral agent(s) at screening which could be combined as part of an efficacious background regimen. Randomised participants received either blinded fostemsavir 600 mg twice daily (n = 203) or placebo (n = 69) in addition to their current failing regimen for 8 days of functional monotherapy. Beyond Day 8, randomised participants received open-label fostemsavir 600 mg twice daily plus an investigator-selected optimised background therapy.
●  Within the nonrandomised cohort (n = 99), participants had no fully active and approved antiretroviral agent(s) available at screening. Nonrandomised participants were treated with open-label fostemsavir 600 mg twice daily plus OBT from Day 1 onward. The use of an investigational drug(s) as a component of the optimised background therapy was permitted in the nonrandomised cohort.

The primary endpoint analysis, based on the adjusted mean decline in HIV-1 RNA from Day 1 at Day 8 in the randomised cohort, demonstrated superiority of fostemsavir to placebo (0.79 vs. 0.17 log10 copies/mL decline, respectively; P<0.0001, Intent-to-Treat-Exposed [ITT-E] population). In the randomised cohort, HIV-1 RNA <40 copies/mL was achieved in 53%, 54%, and 60% of subjects at Weeks 24, 48, and 96, respectively (ITT-E, Snapshot algorithm). Mean changes in CD4+ cell count from baseline continued to increase over time (i.e., 90 cells/mm3 at Week 24, 139 cells/mm3 at Week 48, and 205 cells/mm3 at Week 96). The most common adverse reactions (incidence ≥5%, all grades) were nausea and diarrhoea. The proportion of participants who discontinued treatment with fostemsavir due to an adverse event was 7% at Week 96 (randomised: 5% and nonrandomised: 12%).

About fostemsavir
Fostemsavir, an investigational prodrug of temsavir, is a first-in-class HIV-1 attachment inhibitor that works by binding directly to the glycoprotein 120 (gp120) subunit on the surface of the virus. By binding to this location on the virus, fostemsavir blocks HIV from attaching to host immune system CD4+ T-cells and other immune cells, thereby preventing HIV from infecting those cells and multiplying. Because of this unique mechanism of action, there is no demonstrated resistance to other classes of antiretrovirals, which may help patients who have become resistant to most other medicines. Fostemsavir is not yet approved by regulatory authorities anywhere in the world and is being developed by ViiV Healthcare for the treatment of HIV-1-infected heavily treatment-experienced patients in combination with other antiretroviral agents.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline and commitment, please visit www.viivhealthcare.com.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

ViiV Healthcare Media enquiries:	Melinda Stubbee	+1 919 491 0831
	Audrey Abernathy	+1 919 605 4521

GSK Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502
Analyst/Investor enquiries:	Kristen Neese Sarah Elton-Farr	+1 804 217 8147 +44 (0) 20 8047 5194
	Danielle Smith James Dodwell	+44 (0) 20 8047 0932 +44 (0) 20 8047 2406
	Jeff McLaughlin	+1 215 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: December 5, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc